Exhibit 99.1

JX Luxventure Announces the Transformative $15,000,000 Cooperation Agreement

HAIKOU, China, July 29, 2025 /PRNewswire/ JX Luxventure Group Inc. (Nasdaq: JXG) (the “Company”), a technology company engages in integrated tourism services, including tourism, duty-free cross-border goods, and comprehensive e-commerce technology solutions, today announced that, on July 27, 2025, Jin Xuan (Hainan) Holding Group Co., Ltd. (“JX Hainan”), a subsidiary of the Company, entered into a 2025 Strategic Cooperation Framework Agreement (the “Agreement”) with Qingxiang (Hainan) Cross-Border E-Commerce Co., Ltd. (“HCBEC”).

Under the Agreement, HCBEC commits to purchasing of not less than $15,000,000 in cross-border products supplied by JX Hainan, encompassing duty-free skincare, health supplements, and lifestyle goods. This partnership leverages Hainan’s Free Trade Port policies to strengthen supply chain efficiency and market expansion.

Ms. Sun “Ice” Lei, Chief Executive Officer of JX Luxventure Group, commented: “This strategic cooperation with HCBEC underscores our leadership in cross-border e-commerce and duty-free supply chain solutions and marks a key milestone in our mission to bridge global brands with China’s booming duty-free market. With Hainan’s progressive trade policies driving demand, we are well-positioned to capitalize on this procurement commitment. Our integrated logistics, compliance expertise, and technology platform will ensure seamless execution, delivering value to both partners and consumers. .”

About JX Luxventure Group Inc.

Headquartered in Haikou, China, JX Luxventure Group Inc. is a technology company engages in integrated tourism services, including tourism, duty-free cross-border goods, and comprehensive e-commerce technology solutions. To learn more about the Company, please visit its corporate website at https://www.jxluxventure.com/en/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Group Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.